Mail Stop 4561

August 1, 2008

Mr. G. Lynn Boggs
Chief Executive Officer
Goldleaf Financial Solutions, Inc.
350 Technology Parkway
Norcross, GA 30071

>   **Re: Goldleaf Financial Solutions, Inc.**
>   **Form 10-K**
>   **Filed on March 18, 2008**
>   **File No. 000-25959**

Dear Mr. Boggs

        We have reviewed the above-referenced filing and have the following comments.
Please note that we have limited our review to only your financial statements and related
disclosures and do not intend to expand our review to other portions of your document.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Organization and Significant Accounting Policies

Goodwill, Intangible and Other Assets, page F-12

1.   We note your disclosure that based on your December 2007 annual impairment
        analysis you believe there is no impairment of your goodwill. We further note
        that during 2007 your stock price, and by extension your market capitalization,

declined by approximately 70%. Please explain how you determine the fair value of your reporting units and how your estimates of fair value comply with paragraphs 23 and 25 of SFAS 142. Explain how your determination of fair value factored in the significant decrease in your market capitalization during 2007.

Quarterly Financial Data (Unaudited), page F-3

2.   Item 302(A)(1) of Regulation S-K requires the disclosure of gross profit within the presentation of Selected Quarterly Financial Data. Please confirm that you will provide a conforming presentation in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

        Sincerely,

        Craig D. Wilson
        Senior Assistant Chief Accountant